VIA EDGAR AND FACSIMILE (202-772-9210)

February 17, 2009

Mark Kronforst

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Pegasystems Inc.

Response to Comment Letter dated January 29, 2009

Definitive Proxy Statement on Schedule 14A

Filed April 4, 2008

File No. 001-11859

Dear Mr. Kronforst:

On behalf of Pegasystems Inc. (the “Company”), I am responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated January 29, 2009 (the “Comment Letter”) to Mr. Alan Trefler, Chief Executive Officer of the Company, with respect to the Company’s Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”), which was filed with the Commission on April 4, 2008.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Elements of Compensation

Bonuses, page 17

1. We refer to your response to prior comment number 2, in which you continue to assert that quantitative disclosure of the corporate financial performance targets (i.e., revenue, bookings and profitability targets) used in determining cash bonuses for your named executive officers is not material to investors’ understanding of the company’s executive compensation policies or decisions for fiscal 2007. In support of this assertion, you have provided data in your response letter showing that the percentage of total 2007 compensation attributable to achievement of your corporate financial performance targets ranges from 7.8% to 10.5% for each of your named executive officers other than your CEO, and equals 32.5% for your CEO. These percentages are not insignificant, and it is not clear to us that they evidence the immateriality of the specific corporate financial performance targets to the company’s 2007 executive compensation policies and decisions.

Securities and Exchange Commission

February 17, 2009

Further, we again note that disclosure in your proxy statement indicates that achievement of your corporate financial performance targets appears to be a significant determinant in the extent to which the bonus pool is funded, which in turn affects the amount of bonuses actually paid, notwithstanding that the criteria used to determine actual bonuses differs from that used to calculate the size of the bonus pool. Please provide quantitative disclosure of the corporate financial performance targets used to determine cash bonuses for your named executive officers for fiscal 2007. Alternatively, to the extent that you believe that quantitative disclosure of the corporate financial targets is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a supplemental analysis supporting your conclusion.

The Company acknowledges the Staff’s request to provide quantitative disclosure of the corporate financial performance targets used to determine cash bonuses for its named executive officers for fiscal year 2007 (the “Targets”). However, the Company believes that quantitative disclosure of the Targets would result in competitive harm, and therefore disclosure is not required in accordance with Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 in the Compliance and Disclosure Interpretation of Regulation S-K.

According to Instruction 4 to Item 402(b) of Regulation S-K, the standard to apply in determining whether disclosure of the Targets would cause competitive harm is the standard established in Exemption 4 of the Freedom of Information Act (“Exemption 4”). One of the express purposes of Exemption 4 is to protect “commercial or financial information” of a company that is “privileged or confidential”, where disclosure of that information would cause substantial harm to the competitive position of the company from which the information was obtained. In the Company’s case, the Targets represent internal financial goals that the Company keeps highly confidential and shares only with a small number of employees. It carefully safeguards this confidential information because it believes that public disclosure of the information would result in competitive harm to the Company, for the reasons noted below.

One of the Targets, with the largest percentage weighting, relates to license bookings. The Company’s internal goals for license bookings directly reflect several factors that are highly sensitive from a competitive standpoint, such as the assigned sales quota for each account executive and the estimated level of quota achievement per account executive. Public disclosure of our license booking goals would give our competitors greater insight into these factors, which they could use to recruit our sales personnel. These goals are also changed year to year to reflect major planned changes to the Company’s business strategy, such as acquisitions of other companies, new product launches or entry into new markets. By disclosing its internal confidential bookings goals, the Company would be tipping off its competitors that such major strategic changes were underway or planned.

These same considerations apply to the other Targets, which relate to revenue and profitability goals. For example, a significant change in the Company’s internal profitability goal from one year to the next could signal that the Company was undertaking a major investment in development of a new product or incurring expenses relating to a large acquisition. With respect to revenue, a significant change in the Company’s internal goal could signal an entry into material new markets or material strategic partnerships with resellers, distributors and other third parties.

Securities and Exchange Commission

February 17, 2009

Moreover, the Company notes that its industry is highly fragmented and competitive. In almost every customer opportunity, the Company is competing with multiple other software vendors, ranging from much larger software companies like IBM and Oracle, to smaller private companies like Lombardi Software. In each opportunity, these competitors could misuse the information regarding the Targets, in particular the Targets relating to license bookings, in an attempt to disparage the Company’s growth rate and market share in comparison to their own, given that bookings is not a number consistently defined across competing companies and the Company’s measurement of bookings is more conservative than most other companies. Unlike revenue and profitability, the metric of license bookings is subjective and varies widely from company to company. Many other companies include, in their calculation of license bookings metric, future revenues from some or all of the following: i) the full amount of maintenance inclusive of renewal periods that the customer may have the option to cancel at a later date, ii) the maximum “not to exceed” amount of time and materials professional services work that the customer can cancel at any time with short notice, and iii) scheduled training. The Company does not include these amounts in its license bookings metric. Also, the Company has a meaningful percentage of term licenses, and the Company discounts the value of these term licenses for purposes of calculating license bookings, to reflect the fact that payments for term licenses are received from customers over time. The Company also makes subjective adjustments to address situations where a purely quantitative formula for license bookings would result in compensation levels for sales personnel that do not reflect the level of complexity or effort. As a result, disclosure of the Company’s internal license bookings goal would provide its competitors with an opportunity to make false and misleading comparisons that could hurt the Company’s competitive position with its customers and prospects.

Finally, stock market analysts use the license bookings number as one of their primary inputs to extrapolate product acceptance by the industry. The analysts use this information to compile and disseminate their buy/hold/sell recommendations to the investing public. As an example, the title of the August 8, 2008 report on the Company by Stanford Group Company is “Pega: Solid Bookings, Though Aided by a Large Deal”. License bookings is a non-GAAP measure and, as such, no standard exists for the calculation of this measure. The Company’s measurement of bookings is more conservative than most other companies and, by comparing the Company’s measure to the more expansive bookings measures of other companies, analysts may erroneously conclude that there is lower industry acceptance of our products and therefore that other companies are outperforming the Company in the marketplace. This may result in incorrect recommendations to the investing public, which in turn could confuse investors and harm the Company’s stock price. As the Company, from time to time, evaluates possible acquisitions, a misleading perception that the Company is being outperformed by competitors, and a resulting decline in its stock price, would impact the Company’s ability to complete acquisitions with its stock and therefore restrict its ability to enhance shareholder value.

For these reasons, the Company believes the requirements of Exemption 4 are satisfied with respect to the Targets, and that disclosure of the Targets is not required pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

****

Securities and Exchange Commission

February 17, 2009

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning these responses, need further supplementary information or if you would like to discuss any of the matters covered in this letter, please contact me at (617) 866-6136. Thank you.

Very truly yours,

/s/ Shawn Hoyt
Shawn Hoyt,
General Counsel and Secretary

cc:	Jennifer Fugario, SEC Staff Accountant

Mark Shannon, SEC Staff Accountant

Katherine Ray, SEC Staff Attorney

David Orlic, SEC Special Counsel

Robert V. Jahrling, Esq